EXHIBIT 99.01
INSIGNIA SOLUTIONS PROVIDES THIRD QUARTER 2005
FINANCIAL UPDATE
FREMONT, Calif., November 10, 2005 – Insignia Solutions (Nasdaq: INSG) today provided a financial update on its third quarter ended September 30, 2005. The Company expects to report complete financial results for the third quarter on November 21, 2005. In addition, the Company announced its intent to request a five-day extension in the filing deadline for its Quarterly Report on Form 10-Q with the Securities and Exchange Commission. The delay in completing preparation of third quarter results is primarily due to the time and effort required to prepare the recently filed Registration Statement on Form S-1 in October, which delayed the preparation of the Company’s quarterly results, as well as an unforeseen delay in processing results from the Company’s overseas operations.
Insignia anticipates third quarter 2005 revenues of approximately $800,000, compared to $107,000 in the same period in the prior year, and $734,000 in the second quarter of 2005. Total revenues for the nine months ended September 30, 2005 were approximately $1.8 million, compared to $533,000 in the same period in the prior year. In the first quarter of 2005, $213,000 of pre-acquisition revenues of Mi4e were not included in Insignia’s reported results.
Preliminary expectations for operating expenses for the third quarter of 2005 are between approximately $1.95 million and $2.30 million. The Company anticipates a slight sequential decline in operating expenses from the second quarter of 2005, as a result of the completion of the integration of Mi4e.
Mark McMillan, chief executive officer of Insignia Solutions, said, “Although we are not able to report full financial results for the third quarter at this time, I want to share with you the enthusiasm we have at Insignia for the progress we have made. We continue to extend our market reach in mobile device management for phone manufacturers and network operators, and recently signed important licensing agreements with global mobile network operators as well as leading mobile technology services firms.”
Mr. McMillan continued, “We are also optimistic about the current business trends we are experiencing and encouraged by the opportunities we are seeing in the market. Interest in our industry leading Over-The-Air (OTA) solutions is very positive and the momentum is reflected in the Company’s solid amount of business opportunities. We are particularly pleased that our relationships with Huawei and Axalto have delivered additional mobile operator customers and we continue to work closely with all of our partners in bringing Insignia’s technology to market. We also recently entered into a development agreement with one of the world’s largest automobile manufacturers to develop a prototype device management platform that could

Insignia Solutions Announces Q3 2005 Financial Results
improve future generations of in-vehicle communications and information devices. We are excited about leveraging our technology for applications in additional industries.
“With our S-1 recently filed to support our capital requirements and a growing pipeline of business, we are confident in our ability to capitalize on the industry’s growing needs for mobile device management solutions,” Mr. McMillan concluded.
Recent Highlights:
•	On October 24, 2005, Insignia Solutions announced that its Device Management Interoperability Lab, introduced on October 24, 2004, had concluded its first successful year delivering on its promise of broad industry interoperability certification for Insignia’s mobile device management server and client software platforms.

•	On October 17, 2005, Insignia Solutions announced that it was supporting four mobile operator deployments of the new Insignia Automatic Device Configuration (Insignia ADC) solution.

•	On October 4, 2005, Insignia Solutions announced that vistream GmBH, a subsidiary of MATERNA Information & Communications, licensed Insignia’s suite of mobile device management solutions as a critical new component in its line of hosted solutions for Mobile Virtual Network Operators.

•	On August 19, 2005, Insignia Solutions announced that ClearSky licensed its Device Management Suite to deliver OTA configurations to Mobile Operators.
Guidance for 2005 Fourth Quarter and 2006 First Quarter
Based on current business trends, Insignia expects its revenues for the fourth quarter to be between approximately $1.2 million and $1.4 million, with expenses in the range of $2.0 million and $2.2 million. In addition, the Company expects sequential growth in revenues for the first quarter of 2006.
Conference Call
Insignia Solutions will host a conference call on Thursday, November 10, 2005 at 2:00 p.m. Pacific Time. A live webcast will be available via a link on the Investor Relations portion of Insignia’s website at www.insignia.com. An on-demand archive of the call will be available through the Company’s website for a period of two weeks after the event.
Forward-Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties such as, statements regarding revenue and expenses for the fourth quarter of 2005 and the first quarter of 2006, customer demand, business trends and market opportunities, Insignia’s sales pipeline and expected revenue, expenses and growth. Actual results may differ from the guidance and forward-looking statements discussed above due to a number of risks, factors including, but are

Insignia Solutions Announces Q3 2005 Financial Results
not limited to, Insignia’s need for additional capital to sustain operations, Insignia’s need to generate significantly greater revenue to achieve profitability, intense competition in our markets and the unpredictability of our revenue. Further details on these and other risks are set forth in Insignia Solutions’ filings with the Securities and Exchange Commission, including its most recent filings on Forms 10-K and 10-Q. These filings are available on a website maintained by the Securities and Exchange Commission at http://www.sec.gov. Insignia Solutions does not undertake any obligation to update forward-looking statements in this release.
About Insignia Solutions
Insignia enables mobile operators and terminal manufacturers to manage a growing, complex and diverse community of mobile devices. Insignia’s products and services radically reduce customer care and recall costs, maintain device integrity, and enable a wide range of new mobile services. Insignia SSPv2 product is a complete standard-based mobile device management offering, which includes client provisioning technologies supported by most of the mobile devices in the past, OMA-DM based technology used by current mobile devices and future OMA-DM based technologies. Founded in 1986, Insignia has a long history of innovation, stewardship of major industry standards, and the trust of dozens of manufacturers around the world. Insignia Solutions is traded on NASDAQ under the symbol INSG. Insignia is headquartered in Fremont, California, with research and development and European operations based in the United Kingdom and Sweden as well as regional offices in Hong Kong and Seoul. For additional information about Insignia or its products, please visit www.insignia.com.
Insignia’s global customer list includes ACCS, Amena, Axalto, Campuz Mobile, CTBC, Dobson, I wireless, MTN, New World Mobility, Porta, Telstra, 3, Soutec, Spinbox and Vodacom.
Insignia, Insignia Solutions, and the Insignia Solutions logo are registered trademarks of Insignia Solutions, Inc.
CONTACTS:
Insignia Solutions
Rick Noling
Interim Chief Financial Officer
(510) 360-3700
Financial Dynamics
Investors: Quynh Nguyen, Jordan Goldstein
Financial Dynamics
(415) 439-4500